                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST, 2003

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1. Unaudited Quarterly Financial Statements - June 30, 2003
2. Confirmation of mailing
3. Toronto Stock Exchange Form 1 - Change in Outstanding and Reserved Securities

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F__X____ Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes______ No__X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 5, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Signed"
---------------------------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.


Consolidated Balance Sheets                                            June 30,       March 31,
                                                                          2003            2003

                                                                     (unaudited)      (audited)


ASSETS

Current Assets:

      Cash and cash equivalents                                       $3,801,069      $3,719,408
      Accounts receivable                                              1,216,576       1,038,721
      Loan to Director                                                    40,000          40,000
      Prepaid expenses                                                   146,928         170,415
      Future tax asset                                                    10,728           4,377
                                                               ---------------------------------
                                                                       5,215,301       4,972,921

Computer systems and office equipment                                    202,910         212,265
Customer accounts                                                      1,506,775       1,562,067
Goodwill                                                               1,574,832       1,574,832
Deferred financing costs                                                 324,238         340,193
                                                               ---------------------------------
                                                                      $8,824,056      $8,662,278
                                                               ---------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

      Accounts Payable and accrued liabilities                        $1,113,835      $1,057,333
      Current portion of long-term debt                                    4,835           4,725
      Income tax payable                                                  52,988               -
                                                               ---------------------------------
                                                                       1,171,658       1,062,058

Long-term debt                                                            16,373          17,624

Future tax liability                                                     355,552         346,162

Shareholders' Equity:

Share capital                                                          9,687,132       9,687,132
Deficit                                                               (2,406,659)     (2,450,698)
                                                               ---------------------------------
                                                                       7,280,473       7,236,434
                                                               ---------------------------------
                                                                      $8,824,056      $8,662,278
                                                               ---------------------------------


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Operations and Deficit
(unaudited)


                                                            Three month periods ended June 30,

                                                                        2003             2002


Revenue                                                           $1,404,562       $1,253,910
                                                      ---------------------------------------

Expenses:
                Salaries and Wages                                   864,898          682,962
                Rent                                                  75,503           69,255
                General and Administrative                           219,433          226,352
                                                      ---------------------------------------
                                                                   1,159,834          978,569
                                                      ---------------------------------------

Earnings before interest, taxes,
depreciation and amortization (EBITDA)                               244,728          275,341

Interest and financing costs                                         (74,093)          (2,614)
                                                      ---------------------------------------

Earnings before depreciation and
amortization                                                         170,635          272,727

Depreciation and Amortization                                        (70,569)         (98,866)
                                                      ---------------------------------------

Earnings before income taxes                                         100,066          173,861
Income taxes:
                Current                                              (52,988)               -
                Future                                                (3,039)         (67,860)
                                                      ---------------------------------------

Net earnings                                                          44,039          106,001

Deficit, beginning of period                                      (2,450,698)      (2,669,781)
Change in accounting policy for goodwill
and other intangible assets                                                -          574,884

                                                      ---------------------------------------
Deficit, end of period                                           ($2,406,659)     ($1,988,896)
                                                      ---------------------------------------

Earnings per share, basic
and fully diluted                                                       0.01             0.01


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Cash Flows
(unaudited)

                                                                                       Three month periods ended June 30,


                                                                                                    2003             2002

Cash flows from (used in) operating activities:


     Net earnings                                                                                $44,039         $106,001
     Items not involving cash:
     Deferred financing costs                                                                     15,955                -
     Depreciation and amortization                                                                70,569           98,866
     Future income tax                                                                             3,039           67,860
                                                                                  ---------------------------------------
     Cash flow from operations                                                                   133,602          272,727

     Net change in non-cash working capital relating to operations:
                       Accounts receivable                                                      (177,855)        (245,601)
                       Prepaid expenses                                                           23,487          (54,065)
                       Accounts payable and accrued liabilities                                   56,502          338,595
                       Income taxes payable                                                       52,988                -
                                                                                  ---------------------------------------
                                                                                                  88,724          311,656
Cash flows from (used in) financing activities:

     Repayment of long-term debt                                                                  (1,141)         (22,917)
     Repayment from (loan to) director                                                                 -           (1,035)
                                                                                  ---------------------------------------
                                                                                                  (1,141)         (23,952)

Cash flows from (used in) investing activities:
     Computer systems and office equipment                                                        (5,922)               -



Increase in cash and cash equivalents                                                             81,661          287,704
Cash and cash equivalents, beginning of period                                                 3,719,408        3,777,087
                                                                                  ---------------------------------------
Cash and cash equivalents, end of period                                                       3,801,069        4,064,791
                                                                                  ---------------------------------------


Cash and cash equivalents is comprised of:
     Cash                                                                                      3,801,069        1,564,791
     Term deposits maturing within ninety days                                                         -        2,500,000
                                                                                  ---------------------------------------

Supplementary disclosure of cash flow information:

     Interest paid in the period                                                                     344            2,732


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements for the three month period ended June 30, 2003 (unaudited)


The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2003. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2003 audited annual consolidated financial statements.


Note 1   Common Shares Outstanding

There were 7,692,055 common shares outstanding at March 31, 2003 and June 30, 2003. There were 984,400 stock options outstanding at March 31, 2003 and 976,400 stock options outstanding at June 30, 2003.


Note 2   Interest and financing charges

Interest and financing charges include interest on long-term debt and interest, commitment fee, and amortization of financing costs related to the Debt Financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS


REVENUE

The Corporation's revenue has increased to $1,404,562 for the three month period ended June 30, 2003 from $1,253,910 for the three month period ended June 30, 2002 primarily due to new business commissions generated and premium increases (approximately $136,300) and a net increase in combined other revenue (approximately $14,300).


EXPENSES

Salaries and wages have increased to $864,898 for the three month period ended June 30, 2003 from $682,962 for the three month period ended June 30, 2002 primarily due to salaries and wages related to the new business generated (approximately $128,600) and administrative salary adjustments (approximately $53,300).

Rent increased to $75,503 for the three month period ended June 30, 2003 from $69,255 for the three month period ended June 30, 2002 primarily due to increases in rent operating costs.

General and administrative expenses decreased to $219,433 for the three month period ended June 30, 2003 from $226,352 for the three month period ended June 30, 2002 primarily due to decrease in operating costs of the website (approximately $12,700), increase in legal fees (approximately $22,000) and combined net decrease in other expenses primarily related to acquisition identification ($16,200).


EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $275,341 (EBITDA) for the three month period ended June 30, 2002 to $244,728 (EBITDA) for the three month period ended June 30, 2003 primarily due to increased costs related to salaries and wages. Net earnings as a percentage of revenue have decreased from 8% for the three month period ended June 30, 2002 to 3% for the three month period ended June 30, 2003. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $74,093 for the three month period ended June 30, 2003 from $2,614 for the three month period ended June 30, 2002 primarily due to the commitment fee costs and amortization of financing costs related to debt financing availability. Commitment fee and financing cost amortization included in interest and financing costs for the three month period ended June 30, 2003 amounted to $73,750 (2002-$0).


DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased to $70,569 for the three month period ended June 30, 2003 from $98,866 for the three month period ended June 30, 2002 primarily due to the elimination of web software amortization as a result of it being written down at year end.


FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at June 30, 2003 as compared to March 31, 2003 reflects a net increase in working capital of $132,780 primarily due to positive operating results in the quarter.


FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2003 the Corporation had working capital of $4,043,643 and long-term debt outstanding of $16,373. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquid position at June 30, 2003, the Corporation has sufficient cash to meet its short-term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 4.45:1 as at June 30, 2003 and 4.68:1 as at March 31, 2003, and 4.49:1 as at June 30,
2002.

Shareholders' equity has increased from $7,236,434 as at March 31, 2003 to $7,280,473 as at June 30, 2003 due to positive earnings results for the quarter.

August 29,  2003

B.C. Securities Commission                            The Toronto Stock Exchange
Ontario Securities Commission
Alberta Securities Commission



Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 CONFIRMATION OF MAILING


On August 29, 2003, the following item was sent by prepaid mail:

     1. Unaudited Financial Statements June 30, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act. Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Irma Sailer Rucci
Manager, Client Relations
(403) 232-2423
irma_rucci@cibcmellon.com


FORM:1            COMPANY NAME:    ANTHONY CLARK INTERNATIONAL                   STOCK SYMBOL:   ACL
                                   INSURANCE BROKERS LTD.
---------------------------------------------------------------------------------------------------------------
                  CHANGE IN OUTSTANDING AND RESERVED SECURITIES
                 ----------------------------------------------------------------------------------------------
                  ISSUED AND OUTSTANDING SHARE SUMMARY                           # of Shares         Balance
                 ----------------------------------------------------------------------------------------------
                  ISSUED AND OUTSTANDING - OPENING BALANCE*                       7,692,055        7,692,055
                 ----------------------------------------------------------------------------------------------
ADD:              Stock Options Exercised
                 ----------------------------------------------------------------------------------------------
                  Share Purchase Plan
                 ----------------------------------------------------------------------------------------------
                  Dividend Reinvestment Plan
                 ----------------------------------------------------------------------------------------------
                  Exercise Warrants
                 ----------------------------------------------------------------------------------------------
                  Private Placement
                 ----------------------------------------------------------------------------------------------
                  Conversion
                 ----------------------------------------------------------------------------------------------
                  Other Issuance (provide description)
                 ----------------------------------------------------------------------------------------------
SUBTRACT:         Issuer Bid Purchase
                 ----------------------------------------------------------------------------------------------
                  Redemption
                 ----------------------------------------------------------------------------------------------
                  Other Cancellation (provide description)
                 ----------------------------------------------------------------------------------------------
                  CLOSING ISSUED AND OUTSTANDING SHARE BALANCE*                   7,692,055        7,692,055
                 ----------------------------------------------------------------------------------------------


NOTE: If any of the Company's securities of a listed class are held by the Company or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.


                 RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
                 ----------------------------------------------------------------------------------------------
A.                SHARE PURCHASE PLANS AND / OR AGREEMENT(S)                  # of Shares          Balance
                 ----------------------------------------------------------------------------------------------
                  NAME OF PROGRAM:
                 ----------------------------------------------------------------------------------------------
                  OPENING RESERVE FOR SHARE PURCHASE PLAN / AGREEMENT
                 ----------------------------------------------------------------------------------------------
                  Additional Shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                  Shares Issued from Treasury (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                  CLOSING RESERVE FOR SHARE PURCHASE PLAN                                          N/A
                 ----------------------------------------------------------------------------------------------
B.                DIVIDEND REINVESTMENT PLAN (DRIP) -- FOR SHAREHOLDERS       # of Shares          Balance
                 ----------------------------------------------------------------------------------------------
                  NAME OF PROGRAM:
                 ----------------------------------------------------------------------------------------------
                  OPENING RESERVE FOR DIVIDEND REINVESTMENT PLAN
                 ----------------------------------------------------------------------------------------------
                  Additional Shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                  Shares Issued (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                  CLOSING RESERVE FOR DIVIDEND REINVESTMENT PLAN                                   N/A
                 ----------------------------------------------------------------------------------------------



                  RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
---------------------------------------------------------------------------------------------------------------
C.                STOCK OPTION PLAN AND / OR AGREEMENT
                 ----------------------------------------------------------------------------------------------
                  NAME OF PROGRAM:   STOCK OPTION PLAN
                 ----------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------------------------
                  STOCK OPTIONS OUTSTANDING -- OPENING BALANCE                                     976,400
                                                                                                   =======
                 ----------------------------------------------------------------------------------------------


     Options Granted: (ADD)
     ----------------------------------------------------------------------------------------------
     Date of             Name of Optionee           Expiry       Exercise      # of Options Granted
     Grant                                          Date         Price
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Primo Podorieszach       29-Aug-2008     $0.81                  143,837
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Tony Consalvo            29-Aug-2008     $0.81                   68,837
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Shelley Samec            29-Aug-2008     $0.81                   13,017
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Tom Milley               29-Aug-2008     $0.81                   31,240
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Joe Giuffre              29-Aug-2008     $0.81                   31,240
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Doug Farmer              29-Aug-2008     $0.81                   31,240
     ----------------------------------------------------------------------------------------------
     29-Aug-2003          Andrew Kaplan            29-Aug-2008     $1.00                   15,000
     ----------------------------------------------------------------------------------------------
                                                                                          334,411
     ----------------------------------------------------------------------------------------------

                 Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

                 ----------------------------------------------------------------------------------------------
                  Date of      Name of Optionee         Expiry       Exercise      # of Options Granted
                  Grant                                 Date         Price
                 ----------------------------------------------------------------------------------------------
                               N/A
                 ----------------------------------------------------------------------------------------------
                                                                     SUBTOTAL
                 ----------------------------------------------------------------------------------------------

                 Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

                 ----------------------------------------------------------------------------------------------
                  Date of      Name of Optionee         Date of      # Options     # Shares Issued*
                  Exercise /                            Grant        Canc.         (based on SAR Value)
                  Canc.
                 ----------------------------------------------------------------------------------------------
                               N/A
                 ----------------------------------------------------------------------------------------------
                                                                     SUBTOTAL
                 ----------------------------------------------------------------------------------------------

 *Shares may, or may not be issued however "Shares Reserved" (for Stock Option
 Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

                  Date of      Name of Optionee         Date of       Expiry       Exercise      Number
                Canc./Term                               Grant         Date         Price
 --------------------------------------------------------------------------------------------------------------
                  31-Jul-2003   Cindy Watt             26-Oct-2001   26-Oct-2006   $1.00         1,000
 --------------------------------------------------------------------------------------------------------------
                                                                                   SUBTOTAL      1,000
 --------------------------------------------------------------------------------------------------------------


                 ----------------------------------------------------------------------------------------------
                  STOCK OPTION OUTSTANDING -- CLOSING BALANCE                               1,309,811
                                                                                            =========
                 ----------------------------------------------------------------------------------------------





                  RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
---------------------------------------------------------------------------------------------------------------
D.                SHARES RESERVED (FOR STOCK OPTION PLAN)
                 ----------------------------------------------------------------------------------------------
                  NAME OF PROGRAM:   STOCK OPTION PLAN                              # of Shares    Balance
                 ----------------------------------------------------------------------------------------------
                  Opening Share Reserve Balance at beginning of period                             1,309,811
                 ----------------------------------------------------------------------------------------------
                  Additional shares Listed Pursuant to the Plan (ADD)
                 ----------------------------------------------------------------------------------------------
                 Stock Options Exercised (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                 Stock Appreciation Rights (SUBTRACT)
                 ----------------------------------------------------------------------------------------------
                  CLOSING SHARE RESERVE BALANCE AT END OF PERIOD                                   1,309,811
                 ----------------------------------------------------------------------------------------------


                 All information reported in this Form is for the month of August, 2003



 FILED ON BEHALF OF THE COMPANY BY:
 (please enter name and direct phone or email)

NAME              Kathryn Cooper
                 ---------------------------------------------------------------

PHONE / EMAIL     (604) 891-2705    email:  kathryn.cooper@gowlings.com
                 ---------------------------------------------------------------
DATE              September  9, 2003
                 ---------------------------------------------------------------



 116540